SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of July, 2006
                       Commission File Number: 000-30735

                            Rediff.com India Limited
                (Translation of registrant's name into English)

         1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road
                          Mahim (West), Mumbai 400 016
                    (Address of principal executive office)

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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F |X|      Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes |_|      No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)


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         On July 17, 2006, Rediff.com India Limited issued a notice for an extraordinary general meeting of the members of Rediff.com India Limited to be held at 10:00 a.m., Indian Standard Time, on August 18, 2006 at the Rediff.com India Limited's registered office at First Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road, Mahim (West), Mumbai 400016. A copy of the related notice, attendance slip and proxy form issued by Rediff.com India Limited which was sent by Rediff.com India Limited to its members (including Citibank, N.A., in its capacity as depositary under the Deposit Agreement dated as of June 13,
2000) is attached hereto as Exhibit 99.1.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    July 19, 2006                      Rediff.com India Limited
                                            (Registrant)


                                             By:  /s/ Joy Basu
                                                ---------------------------
                                             Name:  Joy Basu
                                             Title: Chief Financial Officer


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EXHIBIT NO.                DESCRIPTION

99.1 Notice of Extraordinary General Meeting of the Members of Rediff.com India Limited dated July 17, 2006, attendance slip and proxy form.